SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

Blue Nile, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09578R103

(CUSIP Number)

June 24, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09578R103

1.	Names of Reporting Persons Mark Vadon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 580,509(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 580,509(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,509 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.0%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes (1) 93,200 shares of Common Stock held by Mr. Vadon, (2) 387,000 shares of Common Stock held by Lake Tana LLC, with respect to which Mr. Vadon holds sole voting and dispositive power, and (3) 100,309 shares of Common Stock held by MVHF, LLC, with respect to which Mr. Vadon holds sole voting and dispositive power.
(2)	The percentages reported in this Schedule 13G are based upon 11,608,967 shares of Common Stock outstanding as of May 4, 2016 according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 10, 2016. All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (PT) on the date of filing.

CUSIP No. 09578R103

1.	Names of Reporting Persons Lake Tana LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 387,000
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 387,000
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.3%(2)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 09578R103

1.	Names of Reporting Persons MVHF, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 100,309
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 100,309
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,309 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.9%(2)
12.	Type of Reporting Person (see instructions) OO

Item 1(a).	Name of Issuer: Blue Nile, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 411 First Avenue South, Suite 700, Seattle, Washington, 98104

Item 2(a).	Name of Person Filing: (i) Mark Vadon (ii) Lake Tana LLC (iii) MVHF, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 1201 Western Ave., Suite 406 Seattle, WA 98101

Item 2(c).	Citizenship: Mr. Vadon is a United States citizen. Lake Tana LLC and MVHF, LLC are organized under the laws of the State of Washington.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 09578R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)		Amount Beneficially Owned: 580,509 shares(1)

(b)		Percent of Class: 5.0%(2)

(c)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

(1) Mr. Vadon: 580,509 shares(1)

(2) Lake Tana LLC: 387,000 shares

(3) MVHF, LLC: 100,309 shares

	(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

(1) Mr. Vadon: 580,509 shares(1)

(2) Lake Tana LLC: 387,000 shares

(3) MVHF, LLC: 100,309 shares

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark Vadon
Mark Vadon

June 28, 2016
Date

Lake Tana LLC

/s/ Mark Vadon
Mark Vadon, Manager

June 28, 2016
Date

MVHF, LLC

/s/ Mark Vadon
Mark Vadon, Manager

June 28, 2016
Date